FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2003


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X  Form 40-F
                                    ---          ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---


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         Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of
Form 6-K:

         Exhibit 99.1: a press release dated April 4, 2003, announcing that the Nasdaq Listing Qualifications Panel has determined to delist the Company's securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Korea Thrunet Co., Ltd.



Date: April 8, 2003                         By:   /s/  Joseph Yoon
                                               ---------------------------------
                                            Name:   Joseph Yoon, Ph.D
                                            Title:  Executive Vice President


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                                  EXHIBIT INDEX



Exhibit       Description
-------       -----------

99.1: a press release dated April 4, 2003, announcing that the Nasdaq Listing Qualifications Panel has determined to delist the Company's securities from The Nasdaq Stock Market effective with the open of business on Monday, April 7, 2003.